Exhibit 99.1

Brera Holdings Signs All-Star Advisory Board to Lead Soccer World’s First Nasdaq-Listed Multi-Club Ownership Model

MLS Founder and World Cup Director Alan Rothenberg, Sports Business Leaders Paul Tosetti and Marshall Geller, and Football Icon Giuseppe Rossi Named

DUBLIN, Ireland and MILAN, Italy, Feb. 27, 2024 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA) is pleased to announce the formation of a top-tier Advisory Board to lead the world’s first publicly-traded multi-club ownership (“MCO”) company in global football (American soccer). Brera’s Director and Compensation Committee Chairman, Chris Gardner, spearheaded the initiative and assembled an all-star team with Alan Rothenberg, Paul Tosetti, Giuseppe Rossi and Marshall Geller now serving as members of Brera’s Advisory Board.

Alan Rothenberg could rightly be referred to as the “father of football (soccer)” in the United States, and is the namesake of the Alan I. Rothenberg Trophy, which was awarded annually to the winner of the MLS Cup from 1996 to 2007. Rothenberg was president of U.S. Soccer, the governing body of American soccer during the 1990s and oversaw both the 1994 FIFA World Cup in the United States and the establishment of Major League Soccer (“MLS”) in 1996. He was chairman of the 1999 Women’s World Cup and instrumental in the awarding of the 2026 FIFA World Cup to the U.S., Canada, and Mexico. Rothenberg is a recipient of the FIFA Order of Merit. In addition to his achievements in soccer, he was responsible for moving the NBA’s San Diego Clippers to Los Angeles, founded Premier Partnerships as a leading sports sponsorship agency with Randy Bernstein before selling it to Playfly Sports, and founded and serves as chairman of Los Angeles-based 1st Century Bank.

Paul Tosetti is described by American Chambers as a “legend” and a “phenomenal lawyer” for his extensive experience representing clients in complex M&A transactions, hostile takeovers, and private equity. He was a partner in the Los Angeles office of Latham & Watkins and Co-Chair of the firm’s Global Mergers & Acquisitions Practice where he worked for Alan Rothenberg in connection with the 1994 World Cup, and where one of his notable former colleagues was Ivan Gazidis, who went on to become CEO of Arsenal F.C. and AC Milan. Tosetti represented Allergan, Inc. in its response to the US$53 billion attempted hostile takeover effort by Valeant Pharmaceuticals (and the associated proxy contest led by Pershing Square and Bill Ackman) and the subsequent sale of Allergan to Actavis plc in a US$73 billion transaction.

Giuseppe Rossi is an American-born soccer star with Italian immigrant parents whose career started at Manchester United where he debuted at 17 years old and scored in his Premiership debut. He later transferred to Spain’s Villarreal FC and became the highest goal scorer in club history after five years with the team scoring 82 goals in 192 games. Rossi went on to play for Fiorentina in Italy’s Serie A for three years and is considered a legend at the club. He finished his career with 143 goals in 397 games played. Rossi also played for the Italian national team, where he was the top scorer in the 2008 Summer Olympics. He retired in 2023 and founded and operates the Giuseppe Rossi Academy and soccer camp in New Jersey, in addition to other businesses.

Marshall Geller is a former Senior Managing Director for Bear, Stearns & Company, with oversight of all operations in Los Angeles, San Francisco, Chicago, Hong Kong and the Far East. He founded private equity fund St. Cloud Capital and is an active investor in growth companies through SCF Investments. Geller was the owner of the trailblazing San Francisco women’s professional basketball team The Pioneers in 1979, long before the WNBA. He also owned an interest in the Chicago Bulls with Jerry Reinsdorf. Never shy about taking calculated risks, Geller presciently hired then-homeless Chris Gardner at Dean Witter Reynolds, who became a successful stockbroker, building his own firm before Will Smith earned an Academy Award nomination for portraying him in the film The Pursuit of Happyness, which grossed nearly half a billion dollar worldwide. Geller has been a member of the board of directors for numerous Nasdaq and New York Stock Exchange listed companies.

“Landing an all-star team to join our Advisory Board is a resounding stamp of approval for Brera’s business model. By leveraging public markets, we’re able to quickly scale and build long-term shareholder value as the world’s first Nasdaq-listed MCO global brand. Further, with our board’s diverse expertise in professional sports we are able to utilize their counsel as we identify, negotiate and close significant material acquisitions,” said Mr. Gardner, Brera’s Director and Compensation Committee Chairman.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a non-professional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Non-professional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and Brera FC hosted the 2023 finals at Milan’s legendary San Siro Stadium. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which will become Brera Ilch FC when the football season resumes in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer
Brera Holdings PLC
pierre@breraholdings.com

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